FOR IMMEDIATE RELEASE        Contact: Guy T. Marcus
November 30, 1998                     Vice President-Investor Relations
                                      (214) 978-2691


                     HALLIBURTON COMPLETES DEBT TENDER OFFER


         DALLAS, Texas - Dresser Industries, Inc., a subsidiary of Halliburton Company (NYSE:HAL), announced today that its Change of Control Offer to purchase for cash at 101 percent of principal amount, plus accrued interest, of all of the outstanding 8 percent guaranteed senior notes due 2003 of Baroid Corporation expired at 5:00 PM Eastern Standard Time on Monday, November 30, 1998. At that time, an aggregate of $10,935,000 in principal amount of the $150,000,000 of notes outstanding had been tendered. Under the terms of the offer, the tendered notes may be withdrawn at any time prior to 5:00 PM, Central Standard Time, on December 10, 1998.

         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group, Engineering and Construction Group, and Dresser Equipment Group business segments. In 1997 Halliburton conducted business with a workforce of approximately 100,000 in over 120 countries. The company's World Wide Web site can be accessed at http://www.halliburton.com.


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                       The Exhibit Index Appears on Page 4